Exhibit 99.1
Shinhan Financial Group 2016 1Q Operating Results

On April 21, 2016, Shinhan Financial Group released its operating results for 2016 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		1Q 2016	4Q 2015	QoQ Change (%)	1Q 2015	YoY Change (%)
Revenue*	Specified Quarter	8,693,839	6,809,580	27.67	7,262,126	19.71

	Cumulative	8,693,839	30,674,470	—	7,262,126	19.71

Operating Income	Specified Quarter	655,495	555,754	17.95	752,972	-12.95

	Cumulative	655,495	2,973,141	—	752,972	-12.95

Income before Income Taxes	Specified Quarter	683,176	556,320	22.80	788,683	-13.38

	Cumulative	683,176	3,140,577	—	788,683	-13.38

Net Income	Specified Quarter	787,744	422,792	86.32	613,750	28.35

	Cumulative	787,744	2,445,958	—	613,750	28.35

Net Income Attributable to Controlling Interest	Specified Quarter	771,363	404,028	90.92	592,050	30.29

	Cumulative	771,363	2,367,171	—	592,050	30.29

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		1Q 2016	4Q 2015	QoQ Change (%)	1Q 2015	YoY Change (%)
Revenue*	Specified Quarter	4,656,194	2,135,151	118.07	3,363,037	38.45

	Cumulative	4,656,194	14,656,853	—	3,363,037	38.45

Operating Income	Specified Quarter	421,536	311,393	35.37	468,606	-10.04

	Cumulative	421,536	1,733,726	—	468,606	-10.04

Income before Income Taxes	Specified Quarter	444,368	306,515	44.97	501,053	-11.31

	Cumulative	444,368	1,875,070	—	501,053	-11.31

Net Income	Specified Quarter	574,700	236,970	142.52	390,022	47.35

	Cumulative	574,700	1,489,988	—	390,022	47.35

Net Income Attributable to Controlling Interest	Specified Quarter	574,881	236,843	142.73	389,918	47.44

	Cumulative	574,881	1,489,654	—	389,918	47.44

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		1Q 2016	4Q 2015	QoQ Change (%)	1Q 2015	YoY Change (%)
Revenue*	Specified Quarter	1,131,108	1,140,343	-0.81	1,092,926	3.49

	Cumulative	1,131,108	4,740,139	—	1,092,926	3.49

Operating Income	Specified Quarter	189,968	221,470	-14.22	186,582	1.81

	Cumulative	189,968	880,155	—	186,582	1.81

Income before Income Taxes	Specified Quarter	189,243	219,770	-13.89	186,650	1.39

	Cumulative	189,243	878,070	—	186,650	1.39

Net Income	Specified Quarter	148,884	173,226	-14.05	154,535	-3.66

	Cumulative	148,884	694,774	—	154,535	-3.66

Net Income Attributable to Controlling Interest	Specified Quarter	148,838	173,226	-14.08	154,535	-3.69

	Cumulative	148,838	694,774	—	154,535	-3.69

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues